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SEC FILE NUMBER
8-70533

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 02/11/2021 (MM/DD/YY) AND ENDING 09/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: EXCELSIOR EQUITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

205 DETROIT STREET, 2ND FLOOR
(No. and Street)

DENVER (City) CO (State) 80206 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JEFFREY HARPEL (Name) 717-249-8803 (Area Code – Telephone Number) JHARPEL@EXCELSIOR-EQUITIES.COM (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

SPICER JEFFRIES LLP
(Name – if individual, state last, first, and middle name)

4601 DTC BOULEVARD, SUITE 700 (Address) DENVER (City) CO (State) 80237 (Zip Code)

10-20-2003 (Date of Registration with PCAOB)(if applicable) 349 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN FLOOD, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of EXCELSIOR EQUITIES LLC, as of SEPTEMBER 30, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

THOMAS E CARDLE
Notary Public
Minnesota
My Commission Expires
Jan 31, 2025

Signature: John P Flood

Title: CEO

Thomas E Cardle
Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [ ] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Excelsior Equities, LLC

Statement of Financial Condition

For the period from February 11, 2021, to September 30, 2021

With Report of Independent Registered Public Accounting Firm

This report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Excelsior Equities, LLC

Table of Contents

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Excelsior Equities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Excelsior Equities, LLC (the "Company") as of September 30, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as Excelsior Equities, LLC's auditor since 2021.

Denver, Colorado
November 22, 2021

Excelsior Equities, LLC

Statement of Financial Condition
September 30, 2021

Assets

Cash	$	407,784
Total assets	$	407,484

Liabilities and Member's Equity

Liabilities:		
Accounts payable	$	7,449
Accrued liabilities		33,934
Total liabilities		41,383
Member's equity		366,401
Total liabilities and member's equity	$	407,784

See accompanying notes to financial statements.

Excelsior Equities, LLC

Notes to Financial Statement

1. Organization and Business:

Nature of Business: Excelsior Equities, LLC (the "Company") is a Colorado Limited Liability Company, organized November 1, 2019. On February 11, 2021, the Company became registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and became a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company has been approved by FINRA to prepare, publish, and distribute research and distributes third-party research.

In March 2020, COVID-19 was declared a worldwide health pandemic and has had a significant impact on the national and global economy. The ultimate impact of COVID-19 on the Company's future state is unknown at this time.

2. Summary of Significant Accounting Policies:

Basis of Accounting: The financial statements of the Company are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Credit Risks: Financial instruments which potentially expose the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash balances in financial institutions fully insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's cash balance regularly exceeds the insured limit.

Allowance for Doubtful Accounts: The Company uses the allowance method of accounting for doubtful accounts. The allowance is based on management's estimate of the amount of receivables that will actually be collected. At September 30, 2021, no allowance for uncollectible accounts was considered necessary.

Property and Equipment: Property and equipment are stated at cost. Depreciation and amortization are calculated using straight-line and accelerated methods over the estimated useful lives of the related assets that range from 3 to 5 years.

Revenue Recognition: The Company recognizes revenue in accordance with Accounting Standards Update (ASU) 2014-09, Revenue Recognition from Contracts with Customers (Topic 606). The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectability is reasonably assured. In instances where final acceptance of the service or solution is specified by the customer, revenue is deferred until all acceptance criteria have been met.

Research fee income: The Company provides research, both internally generated and third-party, to institutional clients. The Company's performance obligation to the customer is considered completed at a point in time when the research is delivered to the client. There were no research fees in the period February 11, 2021, to September 30, 2021.

2. Summary of Significant Accounting Policies, Continued:

Consulting fee income:
The Company also earns revenue by providing business consulting services to companies. The Company's performance obligation to the customer is considered completed at a point in time as stipulated in the contract. In the period from February 11, 2021, to September 30, 2021, the Company earned $11,250 in consulting fees from one customer.

Income Taxes: For federal, state and local income tax purposes, the Company is treated as a sole proprietor. Accordingly, no provision has been made for federal, state or local income taxes since the taxable income of the Company is to be included in the tax returns of the individual member.

The Company follows the Financial Accounting Standards Board ("FASB") guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of September 30, 2021. The Company is not currently under audit by any tax jurisdiction.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Leases: In accordance with ASU 2016-02 – Leases (Topic 842), the Company recognizes leases on the balance sheet with lease liabilities and corresponding right-of-use assets based on the present value of lease payments. The Company had not entered into any leases subject to this standard as of September 30, 2021.

Subsequent Events: Management has evaluated subsequent events through November 22, 2021, the date the financial statements were issued, and has determined there are no subsequent events to be reported in the accompanying financial statements.

3. Regulatory Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1, 8 to 1 in the first year of operation. At September 30, 2021, the Company had net capital of $366,401, which was $361,228 in excess of required minimum net capital of $5,173. The Company's net capital ratio was .11 to 1. The firm has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to preparing, publishing, and distributing research and distributing third-party research.